DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 26, 2007

Richard A. Brickson
Divisional Vice President - Law
Federated Department Stores, Inc.
611 Olive Street
St. Louis, MO 63101-1799

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2007

Re: Federated Department Stores, Inc.
Incoming letter dated January 10, 2007

Dear Mr. Brickson:

This is in response to your letter dated January 10, 2007 concerning the shareholder proposal submitted to Federated by Trinity Health, CHRISTUS Health, Benedictine Sisters of Mount St. Scholastica, Dominican Sisters of Springfield Illinois, and the National Ministries, American Baptist Churches USA. We also have received a letter on behalf of the proponents dated January 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

Federated
DEPARTMENT STORES, INC.

LAW DEPARTMENT

Richard A. Brickson
Direct Dial: 314-342-6423
Facsimile: 314-641-4066
E-Mail: richard.brickson@fds.com

January 10, 2007

VIA DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re Shareholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Federated Department Stores Company, a Delaware corporation ("Federated") hereby gives notice of its intention to omit from its proxy statement for its 2007 annual meeting of shareholders (the "2007 Proxy Statement") a shareholder proposal (the "Proposal") submitted by Trinity Health and four co-sponsors, Christus Health, Benedictine Sisters of Mount St. Scholastica, Dominican Sisters of Springfield Illinois and the National Ministries, American Baptist Churches (collectively, the "Proponent").

We are enclosing six copies of this letter together with an Appendix A that includes the Proposal and the Proponent's supporting statement. In general, the Proposal calls for Federated to report on the implications of rising health care expenses and how it is positioning itself to address the issue without compromising the health and productivity of its workforce.

We believe that the Proposal may be omitted from the 2007 Proxy Statement under Rule 14a-8(i)(7) of the Exchange Act because it relates to the conduct of Federated's ordinary business operations. Federated respectfully requests confirmation that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if Federated omits the Proposal from the 2007 Proxy Statement, pursuant to Rule 14a-8(i)(7) of the Exchange Act.

The Proposal relates to Federated's Ordinary Business Operations.

A. Federated's health care expenses and its steps to manage those expenses are matters that fall within the company's ordinary business operations.

The content of the report that the Proponent requests clearly would involve matters of ordinary business operations. The Proposal states as follows:

"Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings."

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it "deals with matters relating to the conduct of ordinary business operations" of the company. The rule is intended to exclude proposals that "involve business matters that are mundane in nature and do not involve any significant policy or other considerations."[1]

The Commission reiterated this position in 1998. The Commission noted in *Exchange Act Release No. 40018* (May 21, 1998) (the "*1998 Release*") that "the general underlying policy of [the ordinary business] exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The *1998 Release* further provides that the underlying reason for this standard is twofold. First, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. Second, certain proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See *Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999* (November 22, 1976).

While the Proposal does not directly link Federated to the "public policy issue" of "rising health care expenses," one can only conclude that the report required by the Proposal seeks information on Federated's health care programs, since Federated's health care expenses are the only "rising health care expenses" that Federated could report on with any degree of knowledge. Such a report would have to include the methodologies behind its health care plan designs, the management of the health care benefits that Federated provides to its employees and the costs (and management of costs) of those benefits. To the extent the Proposal seeks a report on the management of employee benefits provided to Federated's general workforce, it clearly relates to Federated's ordinary business operations of providing employee benefits. Proposals of this type have consistently been deemed by the Staff as excludable pursuant to Rule 14a-8(i)(7).

Federated's management is charged with attracting and retaining the highest quality retail talent available. The compensation and employee benefits packages offered to employees directly impact its ability to attract and retain employees. Decisions about the amount of compensation and the employee benefits, including health care benefits, that are offered to Federated employees are based on complex business considerations that are outside the knowledge and expertise of shareholders. These decisions and considerations cannot practicably be subject to direct shareholder oversight and micro-management.

In the ordinary course of its business, Federated's human resources, compensation and employee benefits executives and their advisors consider the complex issues of the design, implementation and

[1] Release No. 34-12999 (November 1976).

oversight of the company's employee benefit plans and programs on a daily basis. The selection of Federated's health care suppliers and vendors, the ongoing management of the health care programs and the ongoing management of all of the costs in providing health care benefits – which necessarily involves regular analysis and decision making on the scope of the health care benefits that may be furnished – is one of the most fundamental tasks reserved to the company's management as part of Federated's ordinary business operations. These decisions involve detailed analytical assessments of the risks and rewards of offering various benefit plan designs.

Like many business considerations, health care benefits policy decisions cannot be made in a vacuum. Health care benefits are just one component of Federated's entire compensation package. Each decision with respect to health care benefits can impact Federated's ability to attract and retain a high quality workforce, and must be made with a full knowledge and understanding of the competitive business landscape and the impact on the other components of the overall compensation package. Management must assess the balance between the costs and benefits of offering varying levels of compensation and employee benefits, including health care benefits, and its ability to attract and retain the highest quality employees. Due to the complexity of these issues, Federated's shareholders, as a group, would not have the general business expertise or intimate knowledge of Federated's business and compensation programs to make any informed judgment on the subject matter of Federated's health care programs and health care costs from the materials in the requested report.

The Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding general employee compensation, employee health, medical and other welfare benefits, and with the effect of changes in health insurance costs. See, e.g., *Wal-Mart Stores, Inc.* (March 24, 2006) ("*Wal-Mart*") (proposal requesting that the Board of Directors report on the public health services used by the Company in its domestic operations was excludable as relating to Wal-Mart's ordinary business operations (i.e., employee benefits)), *International Business Machines Corporation* (January 13, 2005) ("*IBM*") (proposal requesting a report on the competitive impact of rising health insurance costs was excludable as relating to IBM's ordinary business operations (i.e., employee benefits)), *BellSouth Corporation* (January 2, 2005) (proposal asking the board to increase the pensions of BellSouth retirees was excludable as relating to BellSouth's ordinary business operations (i.e., employee benefits)), *Sprint Corporation* (January 28, 2004) (proposal seeking a report on the potential impact on the recruitment and retention of Sprint employees due to changes in retiree health care and life insurance was excludable as relating to Sprint's ordinary business operations (i.e., general employee benefits)), *General Motors Corporation* (March 24, 2005) (proposal asking General Motors to establish a committee of directors to develop specific reforms for the health cost problem was excludable as relating to General Motor's ordinary business operations (i.e., employee benefits)), *Wal-Mart Stores, Inc.* (March 17, 2003) (proposal asking the board of directors to incorporate increases in the percentage of Wal-Mart employees covered by its medical health insurance plan in Wal-Mart's determination of senior executive compensation until Wal-Mart's coverage rate equals or exceeds that of the national average for large firms was excludable as relating to Wal-Mart's ordinary business operations (i.e., general employee benefits)), *International Business Machines Corporation* (January 21, 2002) (proposal that would provide shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system was excludable as relating to IBM's ordinary business operations).

The Proponent is likely to argue that the report the Proposal requests does not ask for information on the design and management of Federated's health care programs per se, but on the impact of rising health care costs on Federated and Federated's response to the problem of rising health care costs and that, consequently, the Proposal is not excludable because it focuses on "significant policy issues" which would "transcend the day-to-day business matters," as described in the *1998 Release*. In substance, however, the Proposal is an inquiry into health benefits offered to Federated's employees, which falls into the category of employee benefits and compensation for the company's general workforce. A report cannot discuss the rising expenses of health care benefits and steps to manage those expenses without discussing the benefits. As described in *Wal-Mart*, *IBM* and the other matters cited above, the clear precedent of the Staff has been to reject such arguments with respect to proposals seeking the same type of report on employee benefits requested in this Proposal. Even if the Proposal touches upon a significant social policy issue, that aspect of the Proposal is not relevant for purposes of Rule 14a-8(i)(7) because elements of the Proposal implicate Federated's ordinary business operations. The Staff has concluded that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it touches upon a significant social policy issue. See, e.g., *General Electric Company* (February 10, 2000) (The Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from GE's Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – i.e., the choice of accounting methods) and *Wal-Mart Stores, Inc.* (March 15, 1999) (Proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

B. Seeking a report on Federated's rising health care expenses and how Federated plans to address the issue is a matter that falls within the company's ordinary business operations.

The Commission has determined that proposals requesting reports or studies are subject to the same ordinary business standard if the subject of the requested report or study covers a matter related to ordinary business operations.[2] As discussed above, the subject matter of the Proposal – the impact on Federated of its rising health care expenses and how it plans to address these rising health care expenses – is a matter that falls directly within the company's ordinary business operations. The compensation and employee benefits, such as health care benefits, that Federated offers to all of its employees are some of the most fundamental employee issues companies such as Federated deal with on a day-to-day basis. Studies, analyses and other decision-making activities relating to compensation and employee benefits offered to the general workforce all relate to the ordinary business operations of a corporation.

Conclusion.

The Staff's precedent and prior guidance on this matter is clear. Consistent with this precedent and guidance, Federated believes that the Proposal clearly deals with employee benefits issues and considerations that involve its ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, Federated believes that the Proposal may be omitted from its 2007 Proxy Statement in accordance with Rule 14a-8(i)(7).

Based on the foregoing, Federated respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from Federated's 2007 Proxy Statement.. By copy of this request letter, Federated is advising the Proponent of its intent to omit the Proposal from the 2007 Proxy Statement.

[2] Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter or ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [the predecessor to the current Rule 14a-8(i)(7)].")

Please acknowledge receipt of this letter by date stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope. Please call the undersigned at (314) 342-6423 or my associate, Linda Balicki (314/342-4334), if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Richard A. Brickson
Divisional Vice President – Law

cc: Catherine Rowan, Trinity Health
Donna M. Meyer, Christus Health
Sister Rose Marie Stallbaumer, Benedictine Sisters of Mount St. Scholastica
Sister Linda Hayes, Dominican Sisters of Springfield, Illinois
Dr. Margaret Ann Cowden, National Ministries, American Baptist Churches

APPENDIX A

Universal Health Care Policy
Federated Department Stores 2007

The provision of health insurance is crucial to productivity – the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion – and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global marker place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expenses represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

Catherine Rowan
Corporate Responsibility Consultant

January 23, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Federated Department Stores, Inc. to omit shareholder proposal submitted by Trinity Health.

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Trinity Health and four co-sponsors (the "Proponent") submitted a shareholder proposal (the "Proposal") to Federated Department Stores, Inc. ("Federated" or the "Company"). The Proposal asks Federated to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated January 10. 2007, Federated stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Federated claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Federated ordinary business operations. As we discuss more fully below, Federated has not met its burden of proving it is entitled to omit the Proposal; its request for relief should accordingly be denied.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Federated argues that the Proposal is excludable on ordinary business grounds. The Company relies on Exchange Act Release No. 40018 (May 21, 1998)(the "1998 Release"), which states: "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and thus are excludable. Federated also claims that the Proposal seeks to micromanage the Company's provision of employee benefits to its workforce.

Neither of these considerations militate in favor the Proposal's exclusion. Contrary to Federated's assertion, the Proposal does not seek to know "the methodologies behind its health care plan designs, the management of the health care benefits that Federated provides to its employees and the costs (and management of costs) of those benefits." Instead, the Proposal asks Federated to assess the strategic impact of spiraling health care costs on the Company and Federated's responses to this challenge. Such an evaluation would fall within the purview of the board and Federated's most senior management, not the lower-level personnel responsible for plan design, vendor selection and benefits policy. Thus, the Proposal is not concerned with day-to-day workforce management.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Similarly, the Proposal does not ask shareholders to make decisions regarding Federated's health care benefits, as the Company argues. Direct shareholder oversight of health care benefits would be unwieldy and unworkable. The Proposal does not try to impose such oversight. It operates at a much higher level of generality and seeks only a report on Federated's overall approach to the problem. As a result, the concerns articulated by the Commission in the 1998 Release are not present here.

The Proposal relates to a significant social policy issue

The Proponent believes that health care is a significant social policy issue that transcends day-to-day business matters and thus this Proposal is appropriate for a shareholder to vote.

Developments since SEC Staff decision on Kohl's

Proponents believe that health care is a significant social policy issue that transcends day-to-day business matters and thus this Proposal is appropriate for a shareholder to vote. Evidence of this grows almost daily. As cited in the January 19, 2007 Wall Street Journal, these significant developments occurred since the SEC Staff decision in *Kohl's Corp* (January 8, 2007)

> ***Tuesday January 16***
> *Business Roundtable, Service Employees International Union, launched a group called "Divided We Fail." www.dividedwefail.org*
>
> ***Wednesday January 17***
> *A bipartisan group of Senators and members of the House unveiled the "Health Partnership Act" which is aimed at providing grants to states that are crafting their own health care reform plans.*
>
> ***Wednesday January 17***
> *Pennsylvania Gov. Edward Rendell became the latest governor to propose a plan to cover the state's uninsured residents. http://www.gohcr.state.pa.us/*
>
> ***Thursday January 18***
> *Families USA, the US Chamber of Commerce and America's health insurance plans announced a two-step approach to providing coverage to children and adults. www.coalitionfortheuninsured.org*
>
> ***Thursday January 18***
> *Sen. Ron Wyden (D-Oregon) introduced the Healthy Americans Act. The plan has gained endorsements from Safeway CEO Steve Burd, as well as SEIU President Andy Stern.*

Additional Social Policy Indications

- In the 2006 mid-term elections that changed control of both the U.S. House of Representatives and U.S. Senate, voters sent a strong message that the rising cost of health care is a key issue. Voters polled by Americans for Health Care in November 2006 identified rising health care costs as their top economic concern. (http://www.americansforhealthcare.com)

- In December 2006, the Kaiser Family Foundation and Harvard School of Public Health found health care tied for second place with economic concerns in a survey of the public's policy priorities. (http://www.kff.org/kaiserpolls/pomr120806nr.cfm) The same survey identified health care as one of the three issues Americans are most interested in for the 2008 election.

- A survey by the Employee Benefit Research Institute in May and June 2006 found that 59% of respondents rated the nation's health care system as "poor" or "fair." (Christopher Lee, "Shift in Congress Puts Health Care Back on the Table," *The Washington Post* December 25, 2006)

- There are a number of Congressional initiatives related to health care and health insurance coverage. Two of the House Democrats' top "Six for '06" priorities related to health care. (See Lee, supra.)

- Three states—Maine, Massachusetts and Vermont—have enacted measures designed to provide universal coverage to their residents. Governor Arnold Schwarzenegger of California has developed a proposal that would require all state residents to obtain health insurance and would share the cost among employers, individuals, health care providers, health insurers and the government. (Tom Choreau, "Sweeping State Health Plan", *San Francisco Chronicle* (January 9, 2007)

Agreement in the business community

The cost of health care and health insurance is not only of intense interest to lawmakers and the general public; it is a particularly urgent social policy issue for U.S. companies that provide health benefits to their employees.

- General Motors CEO Rick Wagoner has quantified the burden: He estimates that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear. (Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," *The Washington Post* Feb. 11, 2005) In an increasingly global economy, U.S. companies' rapidly growing health care costs put them at a competitive disadvantage, given the larger role of government in providing health coverage in other countries.

- The 2006 Kaiser/Health Research and Educational Trust employer survey reported that the cost of health insurance rose 7.7% in 2006, well over the 3.5% inflation rate. According to the survey, the cost of health insurance has increased by 87% since 2000, with cost increases outpacing inflation since 1999. (http://www.kff.org/insurance/7527/index.cfm)

- In the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row. (http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8)

- "Our nation is facing a crisis that requires immediate attention. Working together, business, labor, government, consumer groups and health care providers can collectively solve this problem", said Safeway President and CEO Steve Burd. *Silicon Valley/San Jose Business Journal* (December 13, 2006).

Larry Burton, the executive director of the Business Roundtable testified before the Senate Health, Education, Labor and Pensions (HELP) Committee about the need for comprehensive health care reform. "The issues of the uninsured must be tackled, and health care costs must be reduced for all Americans, for our economy and for our companies. For Business Roundtable CEOs, health care costs are the number one cost pressure they face as employers. High health care costs are affecting job creation. High health care costs are hurting our ability to compete in global markets. And, high health care costs are straining the household incomes of many Americans and forcing them to go without health care coverage altogether." (http://www.businessroundtable.org/newsroom/Document.aspx?qs=5926BF807822B0F1ADC448122FB51711FCF50C8

In the current environment, then, it is difficult to imagine a more pressing social policy issue facing U.S. companies, including Federated, than the relentless growth of health care costs and the state of health care in America.

In sum, the Proposal asks Federated to report to shareholders on the implications of rapidly rising health care costs and how the Company is managing this challenge, matters shareholders can comprehend without difficulty. The situation of health care in the United States is a significant social concern, and media, business, government, labor, other organizations and individual citizens are giving greater attention to this issue. Accordingly, the Proposal does not involve Federated's ordinary business, and Federated's request for no-action relief should be denied.

If you have any questions or need anything further, please do not hesitate to contact me at 718-822-0820 or rowan@bestweb.net

Respectfully submitted,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

cc: Dr. Margaret Ann Cowden, American Baptist Home Mission Society
Sister Linda Hayes, Dominican Sisters of Springfield, IL
Donna Meyer, Christus Health
Sister Rose Marie Stallbaumer, Benedictine Sisters of Mt. St. Scholastica
Richard A. Brickson, Federated Department Stores, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federated Department Stores, Inc.
Incoming letter dated January 10, 2007

The proposal requests that the board prepare a report examining the implications of rising health care expenses and how Federated is addressing this issue without compromising the health and productivity of its workforce.

There appears to be some basis for your view that Federated may exclude the proposal under rule 14a-8(i)(7), as relating to Federated's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Federated omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel